UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

KongZhong Corporation
(Name of Issuer)

Ordinary Shares, par value US$0.0000005 per share**
(Title of Class of Securities)

50047P104***
(CUSIP Number)

WANG Leilei

35th Floor, Tengda Plaza

No. 168 Xizhimenwai Street

Beijing, 100044, China

(86-10) 8857 5898

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 25, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	Not for trading, but only in connection with the registration of American Depositary Shares each representing 40 ordinary shares.

***	This CUSIP applies to the American Depositary Shares, each representing 40 ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50047P104	13D	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS Right Advance Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 253,257,440(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 253,257,440(1)
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 253,257,440(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%(2)
14		TYPE OF REPORTING PERSON CO

________________________

(1)	Includes 64,424,120 Shares represented by 1,610,603 American depositary shares of the Issuer.

(2)	Based upon 1,884,133,063 Shares outstanding as of December 31, 2015 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2015 filed on April 15, 2016.

CUSIP No. 50047P104	13D	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chiming Bells International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 63,663,142
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 63,663,142
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,663,142
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%(1)
14		TYPE OF REPORTING PERSON CO

_____________________________

(1)	Based upon 1,884,133,063 Shares outstanding as of December 31, 2015 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2015 filed on April 15, 2016.

CUSIP No. 50047P104	13D	Page 4 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WANG Leilei
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 364,920,582(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 364,920,582
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 364,920,582
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4%(2)
14		TYPE OF REPORTING PERSON IN

__________________________

(1)	Includes (i) 253,257,440 Shares held through Right Advance Management Ltd., which the Reporting Person beneficially owns and controls, (ii) 63,663,142 Shares held through Chiming Bells International Limited, which the Reporting Person beneficially owns and controls, and (iii) 48,000,000 Shares held in the name of the Reporting Person.

(2)	Based upon 1,884,133,063 Shares outstanding as of December 31, 2015 as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2015 filed on April 15, 2016.

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on October 8, 2008, as amended pursuant to Amendment No. 1 to the Original Schedule 13D filed with the Commission on January 14, 2010, Amendment No. 2 to the Original Schedule 13D filed with the Commission on February 5, 2016, and Amendment No. 3 to the Original Schedule 13D filed with the Commission on February 17, 2016. Unless specifically amended hereby, the disclosures set forth in the Original Schedule 13D, as amended, remain unchanged.

All capitalized terms used, but not defined, in this Amendment No. 4 shall have the meanings given to them in the Original Schedule 13D, as amended.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D (as amended) is hereby amended and restated in its entirety as follows:

The Reporting Persons anticipates that, at the price of US$7.18 per ADS, or US$0.1795 per ordinary share set forth in the Revised Proposal (as defined and further described in Item 4 below) (which price has not yet been approved by the Issuer’s board of directors), approximately US$254.7 million will be required for the Transaction. This amount excludes (a) the estimated funds required to pay for the outstanding options and warrants to purchase the Shares and other outstanding equity awards of the Issuer; and (b) the estimated transaction costs associated with the purchase of the Shares.

It is anticipated that the funding for the purchase of the Shares will be provided by a combination of debt and equity capital.

The information set forth in or incorporated by reference in Items 4 of this Statement is incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D (as amended) is hereby amended and supplemented by inserting the following as the end thereof:

On August 25, 2016, the Consortium submitted a revised non-binding proposal (the “Revised Proposal”) to the Issuer’s board of directors. In the Revised Proposal, the Consortium revised the cash consideration for the Transaction to US$7.18 per ADS or US$0.1795 per ordinary share from the proposed consideration of US$8.56 per ADS or US$0.2140 per ordinary share contained in the Proposal.  The Consortium revised the proposed cash consideration due to a number of events and developments since the submission of the Proposal, including: (i) the global financial markets have experienced significant volatility recently, including substantial volatility in equity securities markets and volatility and tightening of liquidity in credit markets; (ii) the economic slowdown and challenges to the macroeconomic environment in China are expected to be sustained, with RMB under strong depreciation pressure; and (iii) due to the A-share stock market crash in 2015, China-based private equity funds became very cautious in providing equity financing for the transactions similar to the Transaction.

The description of the Revised Proposal set forth above in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Revised Proposal, which has been filed as Exhibit 4 to this Statement, and is incorporated herein by this reference.

Item 5. Interest in Securities of the Issuer.

Item 5(a) - (b) of the Original Schedule 13D (as amended) is hereby amended and restated in its entirety as follows:

The following table sets forth the beneficial ownership of Shares of the Issuer for each of the Reporting Persons.

Reporting Person	Amount beneficially owned (1) (2):	Percent of class (3):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:

Right Advance (4)	253,257,440	13.4%	253,257,440	0	253,257,440	0
Chiming Bells (4)	63,663,142	3.4%	63,663,142	0	63,663,142	0
WANG Leilei (4)	364,920,582	19.4%	364,920,582	0	364,920,582	0

(1) Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Act and includes voting or investment power with respect to the securities.

(2) Includes collectively those ordinary shares held by each Reporting Person.

(3) Percentage of beneficial ownership of each listed person is based upon 1,884,133,063 Shares outstanding as of December 31, 2015 as reported in the Issuer’s annual report on Form 20-F filed with the Commission on April 15, 2016.

(4) Mr. Wang is the beneficial owner and controlling person of Right Advance and Chiming Bells, includes (i) 253,257,440 Shares held through Right Advance, (ii) 63,663,142 Shares held through Chiming Bells, and (iii) 48,000,000 Shares held in the name of Mr. Wang.

The Reporting Persons may be deemed to be members of a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with the other members of the Consortium with respect to the matters described in this Statement.  Each Reporting Person hereby disclaims beneficial ownership of the Shares beneficially owned by any member of the Consortium that is not a Reporting Person. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Shares of the Issuer that are beneficially owned by any member of the Consortium that is not a Reporting Person or is a member of any group with any member of the Consortium that is not a Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D (as amended) is hereby amended and restated in its entirety as follows:

The Consortium Agreement and the Shanghai Trend Adherence Agreement which have been filed as Exhibit 2 and Exhibit 3 to this Statement, as well as the Revised Proposal which has been filed as Exhibit 4 to this Statement, are incorporated herein by reference in their entirety. In addition, the information set forth in Items 3, 4 and 5 of this Statement is incorporated by reference in its entirety into this Item 6. To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 1(1)	Joint Filing Agreement, dated February 5, 2016, by Right Advance Management Ltd., Chiming Bells International Limited, and Wang Leilei.

Exhibit 2(1)	Consortium Agreement, dated February 5, 2016, by and among Wang Leilei, Right Advance Management Ltd., Chiming Bells International Limited, IDG-Accel China Growth Fund II L.P., and IDG-Accel China Investors II L.P.

Exhibit 3(1)	Adherence Agreement, dated February 17, 2016, by and among Shanghai Trend, Leilei Wang, Right Advance Management Ltd., Chiming Bells International Limited, IDG-Accel China Growth Fund II L.P., and IDG-Accel China Investors II L.P.

Exhibit 4	Revised Proposal, dated August 25, 2016, from the Consortium to the board of directors of the Issuer.

___________

(1) Filed previously.

* * * * *

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 26, 2016

RIGHT ADVANCE MANAGEMENT LTD.

By:	/s/ WANG Leilei
Name: WANG Leilei
Title: Beneficial Owner and Controlling Person

CHIMING BELLS INTERNATIONAL LIMITED

By:	/s/ WANG Leilei
Name: WANG Leilei
Title: Beneficial Owner and Controlling Person

WANG Leilei

By:	/s/ WANG Leilei

INDEX TO EXHIBITS

Exhibit 1(1)	Joint Filing Agreement, dated February 5, 2016, by Right Advance Management Ltd., Chiming Bells International Limited, and Wang Leilei.

Exhibit 2(1)	Consortium Agreement, dated February 5, 2016, by and among Wang Leilei, Right Advance Management Ltd., Chiming Bells International Limited, IDG-Accel China Growth Fund II L.P., and IDG-Accel China Investors II L.P.

Exhibit 3(1)	Adherence Agreement, dated February 17, 2016, by and among Shanghai Trend, Leilei Wang, Right Advance Management Ltd., Chiming Bells International Limited, IDG-Accel China Growth Fund II L.P., and IDG-Accel China Investors II L.P.

Exhibit 4	Revised Proposal, dated August 25, 2016, from the Consortium to the board of directors of the Issuer.

 _________

(1) Filed previously.